Filed under Rule 433
File No. 333-203578-01

Final Term Sheet

Arizona Public Service Company

$300,000,000 2.95% Notes due 2027

September 6, 2017

Issuer:	Arizona Public Service Company

Expected Ratings:	A2 / A- / A (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	September 6, 2017

Settlement Date:	September 11, 2017 (T+3)

Security:	2.95% Notes due 2027

Principal Amount:	$300,000,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2018

Maturity Date:	September 15, 2027

Interest Rate:	2.95%

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Price / Yield:	101-08+ / 2.108%

Spread to Benchmark Treasury:	+85 basis points

Yield to Maturity:	2.958%

Public Offering Price:	99.931% per note

Optional Redemption:	Make-whole call at any time prior to June 15, 2027 at Treasury rate plus 15 basis points, and, thereafter, at par

CUSIP/ISIN:	040555CW2 / US040555CW21

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc.
Drexel Hamilton, LLC
Samuel A. Ramirez & Company, Inc.

Arizona Public Service Company expects to deliver the notes against payment for the notes on or about September 11, 2017, which will be the third business day following the date of the pricing of the notes.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes are expected to initially settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, MUFG Securities Americas Inc. toll-free at (877) 649-6848 and Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.